UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice regarding Difference in Consolidated Financial Results for the Fiscal Year Ended March 31, 2019

Compared to March 31, 2018

Tokyo, May 15, 2019 — MUFG hereby announces that there has been a difference above designated percentage of Ordinary income in the consolidated financial results for the fiscal year ended March 31, 2019 compared to those for the fiscal year ended March 31, 2018, disclosed on May 15, 2018.

1. Difference between financial results for the fiscal year ended March 31, 2019 and 2018

	Ordinary income	Ordinary profits	Profits attributable to owners of parent	Basic earnings per share
March 31, 2018 (A)	million yen	million yen	million yen	yen
	6,068,061	1,462,418	989,664	74.55
March 31, 2019 (B)	million yen	million yen	million yen	yen
	6,697,402	1,348,043	872,689	66.91
Increase (Decrease) ( B – A )	629,340	(114,375)	(116,974)	(7.64)
Increase (Decrease) ( % )	10.4	(7.8)	(11.8)	(10.2)

2. Reaseon for difference

Increase in ordinary income due to an increase in interest income including interest on loans and bills discounted.

- End -

Press contact:

Kazunobu Takahara

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1809

E kazunobu_takahara@mufg.jp